Filed by Exxaro Resources Limited

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: Tronox Incorporated

Subject Company’s Commission File No.: 001-32669

Exxaro Resources Limited

(Incorporated in the Republic of South Africa)

(Registration number 2000/011076/06)

Issuer Code: EXX

ISIN: ZAE000084992

(“Exxaro”)

PROPOSED TRANSACTION WITH TRONOX INCORPORATED AND CAUTIONARY ANNOUNCEMENT

INTRODUCTION

Exxaro shareholders are advised that Exxaro and Tronox Incorporated (“Tronox”), a leading international pigment company based in the United States and Exxaro’s joint venture partner at Tiwest in Australia, have reached agreement in respect of a proposed transaction, which entails the combination of Exxaro’s mineral sands operations (the “Exxaro Mineral Sands Operations”) with the businesses of Tronox under a newly-formed Australian holding company (“New Tronox”). Exxaro will dispose of the Exxaro Mineral Sands Operations in exchange for approximately 38.5% of the shares in New Tronox (the “Proposed Transaction”). This will result in Exxaro becoming the largest single shareholder in New Tronox.

The Exxaro Mineral Sands Operations that will form the subject of the Proposed Transaction comprise:

(i) 74% of the shares and intercompany debt in Exxaro’s South African mineral sands operations (the Namakwa Sands and KZN Sands mines and smelters) (collectively the “South African Operations”); and

(ii) Exxaro’s 50% interest in the Tiwest Joint Venture in Australia (“Tiwest”).

Exxaro will retain a direct 26% shareholding in each of the South African Operations in order to comply with the requirements of the Mineral and Petroleum Resources Development Act, 28 of 2002 (“MPRDA”) and the Broad-Based Socio-Economic Empowerment Charter for the South African Mining and Minerals Industry (“the Mining Charter”). The 26% interests in the South African Operations will be held until the earlier of the 10th anniversary of the completion of the Proposed Transaction and the date when the Department of Mineral Resources determines that ownership requirements are no longer required under existing Black Economic Empowerment (“BEE”) legislation (“the Empowerment Period”). At the end of the Empowerment Period, Exxaro has the right to exchange the shares in the South African Operations for approximately 3.2% in additional shares in New Tronox (based on the number of New Tronox shares in issue on implementation of the Proposed

Transaction), resulting in Exxaro holding approximately 41.7% of New Tronox after such exchange (the “Flip-Up”).

The purchase price will be settled by the issue of 9 950 856 New Tronox Class “B” shares, which excludes 1 449 207 Class “B” shares to be issued to Exxaro in the event of the exercise of the Flip-Up (“Flip-Up Shares”).

The Proposed Transaction, which is subject to the fulfilment or waiver, where applicable, of the conditions precedent referred to below, will create a leading global integrated mine-to-processing-to-pigment producer and is in pursuance of Exxaro’s stated mineral sands strategy described in more detail below. The pro forma equity value of New Tronox is estimated at R27.8 billion (R29.3 billion including the Flip-up Shares), based on the volume weighted average price at which Tronox’s shares traded for the 30 trading days to 23 September 2011 (“30 day VWAP”), being USD130.42 (R1,078.95 using a ZAR/USD exchange rate of 8.27 on 23 September 2011). This implies an Exxaro’s Mineral Sands Operations equity value of R10.7 billion (R12.3 billion including the Flip-Up Shares).

Upon completion of the Proposed Transaction, it is intended that New Tronox will list its Class “A” shares on a major exchange, such as the New York Stock Exchange (“NYSE”).

The Proposed Transaction constitutes a Category 2 Transaction for the purposes of the JSE Limited Listings Requirements. Exxaro shareholder approval will therefore not be required for the implementation of the Proposed Transaction.

RATIONALE

Exxaro believes that its mineral sands business is best configured as an integrated mining-to-processing-to-pigment business and has been evaluating various opportunities over the past four years. The benefits of an integrated mine-to-processing-to-pigment producer include:

•	further efficiencies as demonstrated in the integrated model at Tiwest, where Exxaro and Tronox are joint venture partners as described below;

•	reduction in risk due to involvement in two key value creating segments of the mineral sands value chain (mining/processing and pigment manufacturing);

•	providing a consistent grade of quality feedstock supply to the New Tronox pigment plants; and

•	providing a stable earnings base that mitigates the cyclical nature of feedstock demand.

The Proposed Transaction will create a global leader in this industry with a significant asset base that is expandable and low on the cost curve.

The Proposed Transaction will continue to position the Exxaro group as an international resources leader with geographical and commodity diversification.

OVERVIEW OF THE EXXARO MINERAL SANDS OPERATIONS

KZN Sands

Exxaro’s KZN Sands operation is located on the East Coast of South Africa, around the Esikhawini area near Richards Bay, and consists of four operational phases, namely: mining, mineral separation, smelting and bulk terminal. The current mine at KZN Sands, known as Hillendale, is near the end of its useful life, and is scheduled to be replaced by a new mine at Fairbreeze, which is adjacent to the existing mine.

It is expected that the Fairbreeze expansion will increase KZN Sands’ life-of-mine by at least 12 years. KZN Sands produces ilmenite, rutile, zircon, slag, slag fines and pig iron. Ilmenite, rutile, slag and slag fines are used as feedstocks in the production of titanium dioxide pigment. Zircon is mainly consumed as an opacifier in the decorative ceramics industry and pig iron is used mainly in the production of steel.

Namakwa Sands

The heavy mineral resources mined by Namakwa Sands are found on the coastal plain along the West Coast of South Africa. Namakwa Sands is comprised of three operational phases, namely: mining at Brand-se-Baai (approximately 400km from Cape Town), mineral separation at Koekenaap (approximately 350km from Cape Town) and smelting at Saldanha (approximately 150km from Cape Town). Like KZN Sands, Namakwa Sands produces ilmenite, rutile, zircon, slag, and pig iron, but it also produces tiokwa and zirkwa. These mineral sands (with the exception of zircon, zirkwa and pig iron) are used as feedstocks in the production of titanium dioxide pigment.

Exxaro’s 50% joint venture interest in Tiwest

Tiwest, a 50/50 joint venture between Exxaro and Tronox, is situated in Western Australia and is an integrated mineral sands and titanium dioxide pigment producer. Tiwest’s operations include mining and dry separation of titanium minerals and zircon, upgrading ilmenite into synthetic rutile and producing titanium dioxide pigment. Tiwest consists of the Cooljarloo mine (170km north of Perth), the Chandala mineral separation and synthetic rutile plants (70 km north of Perth) and the Kwinana pigment facility (just south of Perth).

OVERVIEW OF TRONOX

Tronox emerged from bankruptcy on 14 February 2011, two years after it filed for Chapter 11 protection in the United States. The filing was primarily due to certain historical environmental liabilities which were related to its former corporate parent, and from which Tronox has since been relieved. Tronox emerged after the Chapter 11 bankruptcy proceedings, with a total enterprise value of approximately USD1.1 billion.

Hamilton

The Hamilton titanium dioxide pigment facility is Tronox’s largest manufacturing facility, one of Mississippi’s biggest industrial operations and the third-largest of its kind in the world. Tronox produces titanium dioxide at Hamilton. Titanium dioxide is a white inorganic pigment primarily used in paints/coatings, plastics and paper industries. It is used primarily for its opacifying strength and brightness. The facility also includes an electrolytic plant that produces sodium chlorate used in an environmentally preferred pulp-bleaching process by the pulp and paper industry.

Botlek

Tronox’s Netherlands plant is based in the Botlek area of Rotterdam. Production of titanium dioxide pigment started at this site in 1960 under the name of “Titaandioxide Fabriek,” which later became TDF Tiofine B.V. Tronox acquired the plant in 2000.

Henderson

Tronox’s Henderson facility, located in southern Nevada, is dedicated to the production of electrolytic chemicals. The facility produces electrolytic manganese dioxide, which is used in the manufacture of alkaline batteries; elemental boron, a component of automotive safety igniters; and boron trichloride, used in the pharmaceutical and semiconductor industries and in the manufacture of high-strength boron fibres for products including sporting equipment and aircraft parts.

TERMS OF THE PROPOSED TRANSACTION

As stated above, the Proposed Transaction entails the combination of the Exxaro Mineral Sands Operations and the businesses of Tronox under New Tronox in exchange for shares in New Tronox. The parties have agreed on an enterprise value attribution of 61.5% for the Tronox businesses and 38.5% for the Exxaro Mineral Sands Operations, subject to certain net working capital and net debt adjustments in cash on implementation of the Proposed Transaction. In order to comply with the requirements of the MPRDA and the Mining Charter, Exxaro will retain a direct 26% interest in the South African Operations, which Exxaro is entitled to exchange for shares in New Tronox under certain circumstances, including upon the termination of the Empowerment Period. Exxaro will receive an approximately 38.5% shareholding in New Tronox at Closing.

Other significant terms of the Proposed Transaction include:

•

the Proposed Transaction will become effective on the Closing Date, which will occur following the satisfaction or waiver of the conditions precedent to the implementation of the Proposed Transaction, as set out below (the “Closing”);

•

in order to easily distinguish/administer Exxaro’s agreed rights and obligations as the major shareholder in New Tronox, a dual class share structure has been agreed by the parties, with Exxaro receiving Class “B” shares and Tronox’s shareholders receiving Class “A” shares. The Class “A” shares are anticipated to be publicly traded on the NYSE. The Class “B” shares will have separate board representation rights and minority protections;

•

Exxaro will receive the right to elect 3 out of 9 directors to New Tronox’s board of directors (“the New Tronox Board”). Exxaro’s appointees will be nonexecutive directors. Exxaro will be entitled to elect 2 non-executive director to the New Tronox Board if its holding in New Tronox reduces to between 20% and 30%, and one non-executive director if its holding reduces to between 10% and 20%;

•	Exxaro will have pre-emptive rights to subscribe for shares in certain instances to avoid dilution of its ownership interest in New Tronox for as long as its holding in Tronox is at least 7.5%;

•

New Tronox’s constitution will include restrictions on the ability of any person or group to acquire an ownership interest greater than 20% without approval by the New Tronox Board or a 75% vote of unaffiliated shareholders (the “20% Rule”); Exxaro is exempted from this rule in respect of any Class “A” shares or Class “B” shares it acquires as permitted under a shareholders’ agreement between Exxaro and New Tronox;

•

For 3 years following the Closing, Exxaro has agreed not to (i) purchase New Tronox shares in excess of 45% of the total issued shares of New Tronox; or (ii) sell any of the New Tronox shares it owns, except in limited circumstances (including acceptance by Exxaro of any take over offer made by a non-affiliated shareholder). After expiration of this lockup period, Exxaro may (i) acquire shares in New Tronox in excess of 45% of the total issued shares of New Tronox, but can only increase its stake above 50% either through an agreed transaction with the New Tronox Board or by making an offer for all of the outstanding shares, which offer is accepted by a majority of the unaffiliated shareholders or (ii) sell its shares subject to the 20% Rule (to the extent Exxaro is not exempted from this rule), in accordance with Australian takeover rules and the limitations on an affiliate’s ability to acquire and sell shares under the U.S. securities laws; and

•

Exxaro agrees to take all reasonable steps necessary to maintain the BEE status of the South African Operations under current HDSA ownership requirements, including retaining a direct 26% shareholding in the South African Operations until the end of the Empowerment Period.

CONDITIONS PRECEDENT

The Proposed Transaction will be subject to the fulfilment or waiver, where applicable, of certain conditions precedent by not later than the Closing (which the parties have agreed must occur by not later than 30 June 2012 subject to a one-off extension in limited circumstances to 30 September 2012), including the following:

•

all required regulatory approvals (including, inter alia, customary competition (anti-trust) approvals, South African exchange control approval and approval from the Minister of Mineral Resources, and Australian Foreign Investment Review Board approval) having been obtained;

•

no material adverse effect (being, with respect to either Exxaro or Tronox, any change materially adverse to the financial condition, businesses or results of operations of the relevant group) having occurred;

•	certain required third party contractual and finance consents having been obtained;

•

a Registration Statement in respect of the registration of New Tronox’s Class “A” shares with the U.S. Securities Exchange Commission (the “SEC”) having been filed by New Tronox and declared effective by the SEC; and

•	Tronox stockholder approval having been obtained.

UNAUDITED PRO FORMA FINANCIAL EFFECTS AND CAUTIONARY ANNOUNCEMENT

The unaudited pro forma financial effects of the Proposed Transaction on Exxaro are in the process of being finalised and will be released in due course. Pending further announcements, Exxaro shareholders are advised to exercise caution when dealing in Exxaro securities.

FORWARD-LOOKING STATEMENTS

This announcement contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 (a United States Act). Forward-looking statements are statements that are not historical facts, including statements concerning the anticipated timing of filings and approvals relating to the Proposed Transaction; the expected timing of the completion of the Proposed Transaction; the expected benefits and costs of the Proposed transaction; management plans relating to the Proposed transaction; the ability to complete the Proposed Transaction in view of the various closing conditions; the possibility that the Proposed Transaction may not be completed; any projections of earnings, revenues, synergies, accretion, margins or other financial items; any statements of operations, including the execution of integration plans; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. Any statement in this announcement that expresses or implies Tronox’s, Exxaro’s or New Tronox’s intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. Forward-looking statements involve inherent risks, uncertainties and assumptions, including, without limitation, risks related to the timing or ultimate completion of the Proposed Transaction; the possibility that expected benefits may not materialize as expected; that, prior to the completion of the Proposed Transaction, Tronox’s business or Exxaro’s business may not perform as expected due to uncertainty; that the parties are unable to successfully implement integration strategies or otherwise realize the synergies anticipated for the Proposed Transaction; and other risks and uncertainties that are beyond the parties’ control. If such risks or uncertainties materialize or such assumptions prove incorrect, actual results could differ materially from those expressed or implied by such forward-looking statements and assumptions. The forward-looking statements contained in this announcement are made as of the date hereof, and Tronox and Exxaro each expressly disclaim any obligation to update or correct any forward-looking statements made herein due to the occurrence of events after the issuance of this announcement.

IMPORTANT ADDITIONAL INFORMATION

This announcement is for informational purposes only and is not an offer to sell or the solicitation of an offer to purchase or exchange any securities, nor shall there be any sale of securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The publication and distribution of this announcement and any separate documentation regarding the Proposed Transaction, the making of any offer for shares or the issuance and offer to purchase New Tronox’s shares may be subject to specific regulations or restrictions in certain jurisdictions. As a result, persons in possession of this announcement must seek information as to any applicable local restrictions and comply therewith. None of Tronox, Exxaro, New Tronox or any of their respective affiliates undertakes any liability of any kind for any violation of applicable law. The solicitation of Tronox shareholder consent for Proposed Transactions and the offer of the New Tronox’s shares will only be made pursuant to a solicitation and information statement and related materials that are intended to be filed with the SEC.

Tronox and Exxaro intend for New Tronox to file a registration statement and solicitation and information statement, together with other related materials, with the SEC in connection with the Proposed Transaction. Information regarding the participants in the Proposed Transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the relevant materials to be filed with the SEC when they become available. TRONOX SHAREHOLDERS ARE URGED TO READ THESE MATERIALS REGARDING THE PROPOSED TRANSACTION CAREFULLY PRIOR TO MAKING ANY DECISIONS WITH RESPECT TO THE PROPOSED TRANSACTION, IF AND WHEN THESE MATERIALS BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE PROPOSED TRANSACTION.

Exxaro shareholders and Tronox stockholders will be able to obtain a free copy of such materials without charge at the SEC’s website (www.sec.gov) or from the information agent named in such materials once they have been filed with the SEC. These materials will also be made available for inspection at Exxaro’s registered offices, Exxaro Corporate Centre, Roger Dyason Road, Pretoria West, 0183, South Africa.

For enquiries:

Wim de Klerk

Exxaro Resources Limited

Finance Director

Tel: + 27 12 307 4848

Mobile: +27 82 652 5145

Email: wim.deklerk@exxaro.com

TELECONFERENCES

For more information, investor and media stakeholders are invited to take part in an Exxaro teleconference taking place today (26 September 2011) from 13h00 – 14h00 SA time.

To access the teleconference, dial one of the following numbers:

South Africa - Johannesburg: 011 535 3600 / 011 201 6616

South Africa - Cape Town: 021 819 0900

South Africa (Toll-Free): 0 800 200 648

United States (Toll-Free): 1 800 860 2442

Australia (Toll-Free): 1 800 350 100

Other Countries (Intl Toll): +27 11 535 3600

A teleconference for international investors will take place on Tuesday, 27 September 2011 from 15h00 – 16h00 SA time.

To access the teleconference, dial one of the above-mentioned numbers.

26 September 2011

Pretoria

Financial advisor to Exxaro

J.P. Morgan

US, European and Asian legal counsel to Exxaro

Orrick, Herrington & Sutcliffe LLP

SA legal counsel to Exxaro

Norton Rose South Africa

SA legal counsel to Exxaro

CLS Attorneys

Australian legal counsel to Exxaro

Freehills

Sponsor to Exxaro

Deutsche Securities SA (Proprietary) Limited

Financial advisor to Tronox

Goldman, Sachs & Co.

Financial advisor to Tronox

Moelis & Company

US legal counsel to Tronox

Kirkland and Ellis LLP

SA legal counsel to Tronox

Werksmans

Australian legal counsel to Tronox

Blake Dawson